EX 99.28(h)(26)

Amended and Restated
Expense Limitation Agreement

This Agreement, dated as of November 1, 2011, is made and entered into by and between JNL Investors Series Trust, a Massachusetts business trust (the "Trust"), on behalf of the investment series set forth on Schedule A attached hereto (the "Fund"), and Jackson National Asset Management, LLC (the "Adviser").

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the "Advisory Agreement"); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

Now, Therefore, the Trust and the Adviser hereby agree as follows:

1.
The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it and/or reimburse other expenses of the Fund, during the period ending December 31, 2012, to the extent necessary to limit the total operating expenses of each class of shares of the Fund, transitional costs, if any, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal or less than the Fund’s investment income for the period. Such waiver/and or reimbursement by the Adviser shall be made monthly.

2.
The Fund agrees to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements pursuant to Section 1 hereof, would have been payable by the Fund to the Adviser (the "Deferred Fees"), or were reimbursed by the Adviser in excess of its Adviser fee, subject to the limitations provided in this Section. Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of transaction costs, if any, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal or less than the Fund’s investment income for the period.  The Adviser shall be entitled to reimbursement for up to three (3) years from the end of the fiscal year in which any such waiver or reimbursement took place pursuant to paragraph 1.

3.
This Agreement shall have an initial term with respect to each Fund ending on December 31, 2012.  Thereafter, this Agreement shall automatically renew for one-year terms with respect to a Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days of the end of the then current term for that Fund.

4.
A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Investors Series Trust	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark D. Nerud
Name: Susan S. Rhee	Name: Mark D. Nerud
Title: Vice President, Counsel & Secretary	Title: President and CEO

Schedule A

Name of Fund

JNL Money Market Fund